Aleafia Posts Record Revenue in Q2 with 160,000 sq ft Niagara
Greenhouse to be Fully Operational in Late 2018

Annual growing capacity to reach 38,000 kg in early 2019

TORONTO, August 28, 2018 /Globe Newswire/ – The Board of Directors of Aleafia Health Inc. (TSXV: ALEF; OTCQX: ALEAF) (“Aleafia“) or (the “Company“), one of Canada’s leading, vertically integrated medical cannabis companies with a unique patient-focused, healthcare solution, today announced the company’s 2018 Q2 fiscal results.

Aleafia is also pleased to provide an update on several important business growth milestones that were met during the reporting period:

•	The company reported record revenue of $1.2 million
•	Fully funded annual growing capacity to reach 38,000 kg of cannabis flower in early 2019
•	Signed agreement to acquire 160,000 sq. ft. fully automated, modern Niagara greenhouse facility, which is expected to be fully operational by late 2018
•	Completed first harvest at Port Perry cultivation facility
•	Entered into strategic supply agreement with CannTrust Inc.
•	Reached milestone of 50,000 individual patients under the Canabo Medical Clinic network
•	Built out senior management with the hiring of CEO Geoffrey Benic and Master Horticulturist Lucas Escott
•	Increased access to American investment community by securing listing on OTCQX Best Market

Second Quarter 2018 Financial Results

•	Revenue for the three months ended June 30th, 2018 totalled $1,207,886
•	Gross profit for the three months ended June 30th, 2018 totalled $817,325
•	Operating Expenses for the three months ended June 30th, 2018 totalled $2,311,986
•	Net loss for the three months ended June 30th, 2018 totalled $1,494,661
•	As of June 30, 2018, the company had $29.1 million in cash on hand

Following the reporting period, the company also announced the appointment of a Chief Financial Officer, Benjamin Ferdinand, and a Chief Marketing and Technology Officer, Trevor J. Newell.

“Our company is extremely well positioned for the future as we continue to differentiate ourselves as a vertically integrated medical cannabis company with a unique focus on patient care. We have assembled a strong team that will ensure we continue to execute this mission,” said Chairman Julian Fantino.

“I am very pleased with the significant achievements Aleafia has made in 2018. Aleafia now boasts two low-cost, modern cannabis production facilities, along with a medical cannabis clinic network that has attained 50,000 unique patients. The exponential growth achieved by our company will ensure we continue to provide sustained long-term value for both our patients and shareholders,” said CEO Geoffrey Benic.

For Investor Relations, please contact:

IR@AleafiaInc.com

For Media Relations, please contact:

Nicholas Bergamini, VP Public Affairs
416-860-5665 ext. 224
Media@AleafiaInc.com

About Aleafia Health Inc.:
Aleafia is a leading, vertically integrated medical cannabis company with a unique focus on delivering quality patient care from “seed” to “sale.” Aleafia is uniquely positioned with a singular focus on the medical cannabis market. The company operates the largest brick and mortar medicinal cannabis clinic network in Canada under the Canabo Medical Clinic brand, which is staffed by licensed, practicing physicians. Aleafia has obtained over 50,000 unique patients and maintains the largest medical cannabis patient data set in Canada. Aleafia’s state of the art production facilities will allow for the production of high- quality strains at low cost. Aleafia’s production will focus on securing the highest- quality medicinal product for its growing patient base.

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.